UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

Of the Securities Exchange Act of 1934

(Amendment No. 1)

Cooper-Standard Holdings Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

21676P103

(CUSIP Number of Class of Securities)

Timothy W. Hefferon

Vice President, General Counsel and Secretary

Cooper-Standard Holdings Inc.

39550 Orchard Hill Place Drive

Novi, Michigan 48375

(248) 596-5900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Filing Persons)

With a copy to:

Eric M. Swedenburg, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$200,000,000.00	$27,280.00

*	The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase up to 4,651,162 shares of common stock, par value $0.001 per share, at the tender offer price of $43.00 per share, for an aggregate purchase price of approximately $200,000,000.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2013, equals $136.40 per million dollars of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $27,280.00	Filing Party: Cooper-Standard Holdings, Inc.
Form or Registration No.: Schedule TO-I	Date Filed: April 5, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d–1.
☒	issuer tender offer subject to Rule 13e–4.
☐	going-private transaction subject to Rule 13e–3.
☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 (this “Amendment No. 1”) amends the Tender Offer Statement on Schedule TO originally filed on April 5, 2013 (as amended, the “Schedule TO”) by Cooper-Standard Holdings Inc., a Delaware corporation (“Cooper Standard” or the “Company”), pursuant to Rule 13e–4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Company’s offer to purchase for cash up to 4,651,162 shares of its common stock, par value $0.001 per share (the “Common Stock”) (collectively the “Shares”) (or a lower amount if not enough Shares are properly tendered and not properly withdrawn, subject to a minimum of 2,906,976 Shares being properly tendered and not properly withdrawn) at a price of $43.00 per Share, net to the seller in cash, less any applicable withholding taxes and without interest (the “Offer”). The Company’s Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 5, 2013 (“Offer to Purchase”), and in the related Letter of Transmittal (“Letter of Transmittal”) which, as amended or supplemented from time to time, together constitute the Offer. This Amendment No. 1 is being filed in accordance with Rule 13e–4(c)(3) under the Exchange Act.

The Schedule TO is amended by the information contained in this Amendment No. 1. Only those items amended are reported herein. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule TO. All information in the Offer to Purchase and the related Letter of Transmittal is hereby expressly incorporated by reference.

ITEM 11.	Additional Information.

On April 10, 2013, the Company filed the following documents, each of which is hereby incorporated by reference in the Offer to Purchase and the Schedule TO:

•	Definitive Proxy Statement for the Company’s 2013 annual meeting of shareholders; and

•	Current Report on Form 8-K.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COOPER-STANDARD HOLDINGS INC.

By:	/s/ Timothy W. Hefferon
Name:	Timothy W. Hefferon
Title:	Vice President, General Counsel and Secretary

Date: April 10, 2013

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